Exhibit 99.69

FORM 45-102F1

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER SECTION 2.8 OF REGULATION 45-102 RESPECTING RESALE OF SECURITIES

Reporting issuer

1.	Name of the reporting issuer:

Nouveau Monde Graphite Inc.

Selling security holder

2.	Your name:

Pallinghurst Graphite International Limited

23-25 Le Pollet, St Peter Port, Guernsey, GY1 1WQ

3.	The offices or positions you hold in the reporting issuer:

Mr. Arne Frandsen and Mr. Chris Shepherd are shareholders of Pallinghurst Graphite International Limited and directors of the reporting issuer.

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

No.

5.	Number and class of securities of the reporting issuer you beneficially own:

54,729,316 common shares, 75,000,000 warrants and a C$15 million convertible bond.

Distribution

6.	Number and class of securities you propose to sell:

It is proposed to distribute the 75,000,000 warrants to Pallinghurst Graphite International Limited Shareholders on a pro-rata basis.

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.

Privately.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Regulation 45-102	June 12, 2018	Page 1

Certificate

I certify that

(1)	I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and
(2)	the information given in this form is true and complete.

Date	22 January 2021	Pallinghurst Graphite International Limited
Your name (Selling security holder)

(s) Andrew Willis
Your signature (or if a company, the signature of your authorized signatory)

Andrew Willis
Name of your authorized signatory

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities or regulators to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Regulation 45-102 respecting Resale of Securities (chapter V-1.1, r. 20) and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form.

Regulation 45-102	June 12, 2018	Page 2